CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

THREE MONTHS ENDED
MARCH 31, 2013

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		March 31	December 31
	Notes	2013	2012

ASSETS

Non-current assets
Investment in the Pebble Limited Partnership	3	$101,443	$99,336
Exploration and evaluation assets	4	1,055	1,055
Total non-current assets		102,498	100,391

Current assets
Amounts receivable from a related party	8	–	3
Amounts receivable and prepaid expenses	5	5,147	5,003
Cash and cash equivalents	6	25,670	27,537
Total current assets		30,817	32,543

Total Assets		$133,315	$132,934

EQUITY

Capital and reserves
Share capital	7	$389,189	$389,189
Reserves		53,583	51,129
Deficit		(313,316)	(311,425)
Total Equity		129,456	128,893

LIABILITIES

Noncurrent liabilities
Deferred income taxes		3,709	3,632
Total noncurrent liabilties		3,709	3,632

Current liabilities
Payable to a related party	8	5	148
Trade and other payables	9	145	261
Total current liabilities		150	409

Total Liabilities		3,859	4,041

Total Equity and Liabilities		$133,315	$132,934

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 7, 2013. They are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Peter Mitchell

Ronald W. Thiessen	Peter Mitchell
Director	Director

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive (Income) Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended March 31
	Notes	2013	2012

Expenses
Exploration and evaluation expenses	11	$399	$1,269
General and administrative expenses	11	1,388	1,096
Share-based compensation		424	1,777
Loss from operating activities		2,211	4,142
Foreign exchange (gain) loss		(96)	82
Interest income		(224)	(163)
Loss before tax		1,891	4,061
Income tax recovery		–	–
Loss for the period		$1,891	$4,061

Other comprehensive (income) loss
Items that may be reclassified subsequently to loss
Exchange difference arising on translation of investment in the Pebble Limited Partnership	3,7(c)	(2,107)	1,947
Deferred income tax on investment	7(c)	77	(72)
Other comprehensive (income) loss for the period		$(2,030)	$1,875

Total comprehensive (income) loss for the period		$(139)	$5,936

Basic and diluted loss per common share	10	$0.02	$0.04

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Three months ended March 31
	Notes	2013	2012

Cash flows from operating activities
Loss for the period		$(1,891)	$(4,061)
Adjustments for items not affecting cash or operating activities:
Foreign exchange (gain) loss		(97)	82
Interest received on cash		(107)	(56)
Interest receivable on loan	5(a)	(117)	(107)
Share-based compensation		424	1,777
		103	1,696
Changes in non-cash working capital items
Decrease (increase) in amounts receivable and
prepaid expenses		72	(241)
Decrease in amounts receivable from a related party		3	368
(Decrease) increase in trade and other payables		(116)	366
(Decrease) in payable to related party		(143)	–
		(184)	493

Net cash used in operating activities		(1,972)	(1,872)

Cash flows from investing activities
Interest received		107	56
Net cash from investing activities		107	56

Cash flows from financing activity
Common shares issued for cash		–	85
Net cash from financing activity		–	85

Net decrease in cash and cash equivalents		(1,865)	(1,731)
Effect of exchange rate fluctuations on cash held		(2)	1
Cash and cash equivalents at beginning of the period		27,537	37,457

Cash and cash equivalents at end of the period	6	$25,670	$35,727

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Sharecapital			Reserves
				Foreign
			Equity settled	currency
			sharebased	translation	Investment
	Number of		payments	reserve	revaluation
	shares	Amount	reserve	(note7(c))	reserve	Deficit	Total equity

Balance at January 1, 2012	94,978,764	$388,987	$45,664	$2,470	$(2)	$(295,763)	$141,356
Shares issued for cash on exercise of share purchase options	17,000	85	–	–	–	–	85
Fair value of options allocated to shares issued on exercise	–	81	(81)	–	–	–	–
Share-based compensation	–	–	1,777	–	–	–	1,777
Loss for the period	–	–	–	–	–	(4,061)	(4,061)
Other comprehensive loss for the period net of tax	–	–	–	(1,875)	–	–	(1,875)
Balance at March 31, 2012	94,995,764	$389,153	$47,360	$595	$(2)	$(299,824)	$137,282

Balance at January 1, 2013	94,999,764	$389,189	$50,784	$347	$(2)	$(311,425)	$128,893
Share-based compensation	–	–	424	–	–	–	424
Loss for the period	–	–	–	–	–	(1,891)	(1,891)
Other comprehensive income for the period net of tax	–	–	–	2,030	–	–	2,030
Balance at March 31, 2013	94,999,764	$389,189	$51,208	$2,377	$(2)	$(313,316)	$129,456

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange-MKT ("NYSE-MKT") (formerly NYSE-AMEX) under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the period ended March 31, 2013, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities") and the Group’s interest in jointly controlled entities. The Company is the ultimate parent. The Group owns a 50% share in the Pebble Limited Partnership (the "Pebble Partnership") (note 3). The Pebble Partnership owns the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project"), the Group’s principal mineral property interest located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the investment in the Pebble Partnership is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing of its share to complete the exploration and development of the Pebble Project; the Pebble Partnership obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the investment in the Pebble Partnership.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2012, which were filed under the Company’s profile on SEDAR at www.sedar.com. Accordingly, accounting policies applied other than as noted in (c), (d) and (e) are the same as those applied in the Group’s annual financial statements.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for-sale, which are stated at their fair value.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(c)	Basis of Consolidation

The Group adopted IFRS 10, Consolidated Financial Statements ("IFRS 10") on January 1, 2013, which replaces the parts of IAS 27, Consolidated and Separate Financial Statements that deal with consolidated financial statements, and SIC 12, Consolidation – Special Purpose Entities. IFRS 10 establishes control as the basis for determining which entities are consolidated in an entity’s financial statements. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 sets out principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other investees.

The Group has determined that the adoption of IFRS 10 does not affect the consolidation status of any of its subsidiaries or investees. These Financial Statements incorporate the financial statements of the Company and its subsidiaries listed below:

		Ownership
Name of Subsidiary	Place of Incorporation	Interest	Principal Activity
3537137 Canada Inc.	Canada	100%	Holding Group
0796412 BC Ltd.	British Columbia, Canada	100%	Not active
Northern Dynasty Partnership[1]	Alaska, USA	100%	Holding Group
U5 Resources Inc.[2]	Nevada, USA	100%	Holding Company

[1]	Holds 50% interest in Pebble Mines Corp. and 49.95% interest in the Pebble Partnership (note 3). Pebble Mines Corp, the general partner, has a 0.1% ownership interest in the Pebble Partnership.
[2]	Holds the claims purchased from Liberty Star (note 4).

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Joint Arrangements

The Group adopted IFRS 11, Joint Arrangements ("IFRS 11"), with effect from January 1, 2013. This standard replaces IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Accordingly, the Group has amended its accounting policy for the classification of arrangements which are subject to joint control. The Group now classifies any such arrangement as a joint operation or joint venture depending on the rights and obligations of the parties to the joint arrangement. For the arrangement to be classified as a joint operation, the parties that have joint control (referred to as "joint operators") will have rights to the assets and obligations for the liabilities relating to the arrangement. In such circumstances the Group as a joint operator recognizes its portion of assets, liabilities, revenues and expenses in accordance with the contractual arrangement.

For the arrangement to be classified a joint venture, the parties that have joint control (referred to as "joint venturers") have rights to the net assets of the arrangement, which is determined by considering the structure and form of the arrangement, the terms agreed by the parties in the contractual arrangement and other facts and circumstances. When the Group is a joint venturer, it recognizes the joint venture using the equity method of accounting in accordance with IAS 28, Investments in Associates and Joint Ventures (as revised in 2011).

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The Pebble Partnership

The Group reviewed and assessed the structure and legal form, the terms of the contractual arrangement, and other facts and circumstances in relation to its interest in the Pebble Partnership and has determined that under IFRS 11, its interest in the Pebble Partnership is a joint venture and, hence, will continue to be accounted for under the equity method of accounting. The investment is carried in the statement of financial position at cost and adjusted by post-acquisition changes in the Group’s share of the net assets of the joint venture, less any impairment losses. As the Group’s investment is carried in US dollars, the investment is translated at the end of each reporting period (note 3).

(e)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

Effective January 1, 2013 the Group adopted several new and revised standards, which are described as follows:

Interest in other entities

The Group adopted a package of five new and revised standards relating to interests in other entities. The impact of these new and revised standards in respect to the Group’s interest in other entities is described in (c) and (d) above. The new and revised standards include:

  IFRS 10, Consolidated Financial Statements;

  IFRS 11, Joint Arrangements;

  IAS 27, Separate Financial Statements (as revised in 2011); and

  IAS 28, Investments in Associates and Joint Ventures (as revised in 2011).

Additionally, the Group adopted IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12") which contains enhanced disclosure requirements to help financial statement users evaluate the nature of, and risks associated with, its interests in subsidiaries and other entities and the effects of those interests on its financial statements. As the requirements of IFRS 12 are applicable for the first annual period after adoption, the Group expects that additional disclosures will be included in its annual consolidated financial statements.

Presentation of financial statements

The Group adopted the amendments to IAS 1, Presentation of Financial Statements, which require the separate grouping of items of other comprehensive income into: (i) items that may be reclassified subsequently to profit or loss and (ii) items that will not be reclassified to profit or loss in future periods. If items of other comprehensive income are presented before tax, then income tax is allocated to each respective group. The Group’s Consolidated Statements of Comprehensive Loss have been reorganized to comply with the required groupings.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Other new and revised standards

The following other new and revised standards adopted by the Group did not result in a significant impact on the Financial Statements:

  IFRS 13, Fair Value Measurement;

  IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine; and

  Amendment to IFRS 7, Financial Instruments: Disclosures.

(f)	Significant Accounting Estimates and Judgments

The Group has applied judgment in determining the classification of its interests in other entities. As part of this process, the Group determined the level of control or joint control and whether the Group has rights to assets and liabilities or to net assets of the arrangement based on the legal structure and contractual terms of the arrangement, and when relevant, other facts and circumstances. The Group has concluded that its interest in the Pebble Partnership represents a joint venture in accordance with IFRS 11 (refer (d) above).

Except as described above, there was no change in the use of estimates and judgments during the current period as compared to those described in Note 2 in the Group’s Consolidated Financial Statements for the year ended December 31, 2012.

(g)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

Effective for the Group’s financial years commencing on January 1, 2014 and 2015

Amendments to IAS 32, Financial Instruments: Presentation, clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of "currently has a legal enforceable right of set-off" and "simultaneous realization and settlement". The amendments apply to annual periods beginning on or after January 1, 2014.

IFRS 9, Financial Instruments, Classification and Measurement ("IFRS 9"), applies to annual periods beginning on or after January 1, 2015. IFRS 9 is the first phase of three phases to replace IAS 39, Financial Instruments: Recognition and Measurement, in its entirety.

The Group anticipates that the adoption of the amendments and standard will have no material impact on its consolidated financial statements given the extent of its use of financial instruments in the ordinary course of business.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

3.	INVESTMENT IN THE PEBBLE LIMITED PARTNERSHIP

On July 26, 2007, the Group converted a wholly-owned general partnership that held its Pebble Property interest into a limited partnership, the Pebble Partnership. Anglo American plc ("Anglo American") through a wholly-owned subsidiary subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. The Group (through a wholly-owned subsidiary) and Anglo American have equal rights in the Pebble Partnership. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to commit staged cash investments into the Pebble Partnership aggregating to US$1.5 billion.

Anglo American’s staged investment requirements include an initial minimum expenditure of US$125 million (completed in 2008) towards a prefeasibility report. The prefeasibility report is to be approved by the Board of the general partner (Pebble Mines Corp.), and is to summarize all previous prefeasibility studies. The Board of the general partner is also to approve the alternatives for a final feasibility study. Anglo American is required, in order to retain its 50% interest in the Pebble Partnership, to commit within 90 days of the later of the receipt of the approved prefeasibility report and the approved study alternatives, to fund further expenditures which would bring its total investment to at least US$450 million, which amount is to be expended in producing a final feasibility study and in related activities, which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo American is required to commit to the remaining portion of the total investment of US$1.5 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.5 billion expenditure, any further expenditure will be funded by Anglo American and the Group on a 50/50 basis. To March 31, 2013, Anglo American has funded US$517 million ($537 million). The Pebble Partnership agreement provides for equal project control rights for both partners with no operator’s fees payable to either party.

The Group has determined that its investment in the Pebble Partnership is a joint venture under IFRS 11 and continues to apply the equity method in accounting for this interest (note 2(d)). The Group has not recognized any share of the losses in the Pebble Partnership since inception as the Group has no obligation in respect to these losses and the agreement with Anglo American states that the distribution of losses funded by Anglo American are allocated 100% to Anglo American until the total investment of US$1.5 billion is met. For the three months ended March 31, 2013, the Pebble Partnership incurred losses totaling $13,459 (2012 – $18,065). Cumulative losses since inception of the Pebble Partnership to March 31, 2013 total $535,569 (2012 – $437,111). The accounting policies of the Pebble Partnership are the same as those followed by the Group. The Group’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Group’s investment in the Pebble Partnership are recognized directly in the foreign currency translation reserve through other comprehensive loss.

Investment in the Pebble Partnership	March 31	December 31
	2013	2012
Carrying value at the beginning of the period/year	$99,336	$101,542
Foreign currency translation (note 7(c))	2,107	(2,206)
Carrying value at the end of the period/year	$101,443	$99,336

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Summary financial information for the equity accounted investee on a 100% basis is as follows:

Assets and Liabilities	March 31	December 31
	2013	2012
Non-current assets	$103,597	$101,344
Current assets	6,714	11,890
Total assets	$110,311	$113,234

Current liabilities	4,786	9,902
Total liabilities	$4,786	$9,902

Losses	For the three months ended March 31
	2013	2012
Net loss for the period	$13,459	$18,065
Net cumulative losses	535,569	437,111

The Group has not included the net loss and net cumulative losses of the Pebble Partnership in the Financial Statements of the Group.

4.	EXPLORATION AND EVALUATION ASSETS

	March 31	December 31
	2013	2012
Total	$1,055	$1,055

Pursuant to a letter agreement dated June 29, 2010 with Liberty Star Uranium & Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), the Group acquired 60.7 square kilometers of mineral claims located to the west of the Pebble Project mineral claims in consideration for a US$1,000,000 ($1,055) cash payment.

5.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	March 31	December 31
	2013	2012
Sales tax receivable	$150	$177
Loan receivable (a)	4,855	4,639
Prepaid expenses	142	187
Total	$5,147	$5,003

(a)	Loan Receivable

The loan receivable comprises the amount advanced to Liberty Star in cash, expenditures incurred by the Group in relation to Liberty Star’s mineral claims in Alaska and interest accrued thereon (together, the "Loan") pursuant to a letter agreement dated June 2010 and subsequent amendments thereof (together, the "Letter Agreement"). The Loan is repayable in cash upon demand by the Group. The Loan accrues interest at 10% per annum, compounded monthly, and is secured by assets and mining claims owned by Liberty Star in Alaska, USA.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The principal amount and accrued interest relating to the Loan are as follows:

	March 31	December 31
	2013	2012
Balance of the principal sum:
Cash advance (US$3,000,000)	$3,048	$2,985
Expenses incurred on behalf of Liberty Star (US$730,174)	742	726
Total principal sum receivable	3,790	3,711
Accumulated accrued interest	1,065	928
Balance	$4,855	$4,639

The Loan was advanced in conjunction with and in anticipation of the acquisition of a mineral property interest, pursuant to the Letter Agreement, which is summarized as follows:

(i)	the Group acquired certain mineral claims from Liberty Star in the vicinity of the Pebble Project mineral claims (note (4)); and

(ii)

the Group and Liberty Star agreed to enter into a joint venture arrangement whereby the Group, subject to an earn-in expenditure requirement, may acquire 60% interest in certain of Liberty Star’s mineral claims adjacent to the mineral claims acquired in (i) above. Liberty Star’s assets held as collateral for the Loan include, but are not limited to, these mineral claims. The Letter Agreement provides that, in the event of execution of the joint venture agreement, the Group at its sole election can deem all or any part of the Loan to constitute part of the Group’s contribution to the earn-in expenditure requirement or can convert the Loan into Liberty Star’s common shares upon completion of a certain amount of minimum earn-in expenditure.

In October 2012, as the joint venture agreement contemplated in the Letter Agreement was not executed, the Group delivered a notice of repayment of the Loan to Liberty Star. In November 2012, the Group and Liberty Star negotiated a loan settlement agreement and an amendment thereto (together; the "Loan Settlement Agreement") whereby the Group agreed to extinguish the Loan in consideration for receiving the title to certain of the mineral claims owned by Liberty Star and which were held as collateral for the Loan. At March 31, 2013, as Liberty Star had not completed valid transfer of the claims to the Group in accordance with the terms of the Loan Settlement Agreement, the Loan Settlement Agreement had not closed and the Group retained all its rights under the Letter Agreement. Accordingly, the Group has continued to recognize the Loan as a financial asset in these Financial Statements.

The Group believes that, at March 31, 2013, although the Loan was past due 130 days it was not impaired. The Group has a reasonable expectation that it will recover the carrying amount of the Loan by enforcing the legal rights conferred by the Letter Agreement and/or the Loan Settlement Agreement including, but not limited to, the right to receive all or any portion of the mineral claims held as collateral for the Loan.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

6.	CASH AND CASH EQUIVALENTS

	March 31	December 31
	2013	2012
Business and savings accounts	$3,962	$5,921
Guaranteed investment certificates	21,708	21,616
Total	$25,670	$27,537

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At March 31, 2013, the authorized share capital comprised an unlimited (2012 – unlimited) number of common shares with no par value. All issued shares are fully paid.

(b)	Share Purchase Option Compensation Plan

The following reconciles the Group’s share purchase options outstanding for the period ended March 31, 2013 and 2012:

	2013		2012
		Weighted
		average		Weighted
	Number of	exercise	Number of	average
	share purchase	price	share purchase	exercise price
Continuity of share options	options	($/option)	options	($/option)
Balance at beginning of period	7,611,530	7.00	8,306,782	8.71
Forfeited	(32,900)	5.46	–	–
Exercised	–	–	(17,000)	5.00
Balance at end of period	7,578,630	7.01	8,289,782	8.72

The Group did not grant share purchase options in either the current or prior year three month period.

The following table summarizes share purchase options exercised in 2012:

		Weighted average	Weighted average
	Share purchase	exercise price	market share price
Period	options exercised	($/option)	on exercise ($)
January 27, 2012	17,000	5.00	7.85

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The following table summarizes information about the Group’s share options outstanding at the end of the period:

		Share purchase options outstanding			Share purchase options exercisable
				Weighted			Weighted
		Number of	Weighted	average	Number of	Weighted	average
		share	average	remaining	share	average	remaining
		purchase	exercise	contractual	purchase	exercise	contractual
		options	price	life	options	price	life
	Exercise prices ($)	outstanding	($/option)	(years)	exercisable	($/option)	(years)
	3.00	2,214,200	3.00	2.62	1,171,750	3.00	2.54
	5.00 – 5.35	1,643,000	5.01	0.83	1,643,000	5.01	0.83
	7.59	2,331,030	7.59	0.91	2,331,030	7.59	0.91
	9.74 – 11.55	200,000	10.87	2.00	158,334	10.69	1.69
	15.44	1,190,400	15.44	1.49	1,190,400	15.44	1.49
		7,578,630	7.01	1.51	6,494,514	7.62	1.31

(c)	Foreign Currency Translation Reserve

	Three months ended March 31
	2013	2012
Balance at beginning of period	$347	$2,470
Exchange gain (loss) on translation of investment in the Pebble Partnership	2,107	(1,947)
Deferred income tax on investment	(77)	72
Balance at the end of period	$2,377	$595

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the investment in the Pebble Partnership, which has a US dollar functional currency and the related tax effect that has been recognized in other comprehensive loss.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details between the Group and other related parties are disclosed below:

(a)	Transactions and balances with Key Management Personnel

The aggregate value of transactions with key management personnel, being directors and senior management including the Senior Vice President, Corporate Development; Vice President ("VP") Corporate Communications, VP, Engineering and VP, Public Affairs, were as follows:

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	Three months ended March 31
Compensation	2013	2012
Short-term employee benefits (i)	$564	$401
Share-based compensation	142	958
Total	$706	$1,359

(i)	Short-term employee benefits include salaries and directors fees.

(b)	Transactions and balances with other Related Parties

The aggregate value of transactions and outstanding balances with other related parties were as follows:

	Three months ended March 31
Transactions	2013	2012
Entity with significant influence over the Group (i)
Services rendered to the Group	$984	$730
Reimbursement of third party expenses incurred on behalf of the Group	230	653
Total paid by the Group	$1,214	$1,383

	March 31	December 31
Balances receivable from related parties	2013	2012
Jointly controlled entity (ii)	$–	$3
Total	$–	$3

	March 31	December 31
Balances payable to related parties	2013	2012
Entity with significant influence over the Group (i)	$5	$148
Total	$5	$148

(i)

Hunter Dickinson Services Inc. ("HDSI") is a private company that provides geological, corporate development, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. HDSI also incurs third party costs on behalf of the Group which is reimbursed by the Group at cost. The Group may also make pre-payments for services under terms of the services agreement. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

(ii)	The Group incurred costs on behalf of the Pebble Partnership (note 3), which were reimbursed at cost.

9.	TRADE AND OTHER PAYABLES

	March 31	December 31
Falling due within the year	2013	2012
Trade payables	$145	$261

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2013 and 2012
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following:

	Three months ended March 31
	2013	2012
Loss attributable to common shareholders	$1,891	$4,061
Weighted average number of common shares outstanding	94,999,764	94,989,599

Diluted loss per share did not include the effect of the weighted average number of share purchase options outstanding as they are anti-dilutive.

11.	EMPLOYMENT COSTS

The amount of salaries and benefits included in expenses are as follows:

	For the three months ended March 31
	2013	2012
Salaries included in:
Exploration and evaluation expenses	$201	$233
General and administration expenses	773	536
Share-based compensation	424	1,777
Total	$1,398	$2,546

12.	COMMITMENTS AND CONTINGENCIES

Due to the nature of the Group’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, there are no matters that could have a material effect on the Group’s condensed consolidated interim financial statements which require additional disclosure.